AGEAGLE AERIAL SYSTEMS, INC.

117 SOUTH 4TH STREET

NEODESHA, KS 66757

September 13, 2018

Mr. Larry Spirgel Assistant Director Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549
RE:	AgEagle Aerial Systems, Inc.. (the “Company”) Registration Statement on Form S-1 File No. 333-226324

Dear Mr. Spirgel:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:30pm on September 17, 2018, or as soon thereafter as practicable.

The Company hereby acknowledges that:

  Should the Securities and Exchange Commission (the “Commission ”) or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, the Commission is not foreclosed from taking any action with respect to the Registration Statement;

  The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

  The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

AGEAGLE AERIAL SYSTEMS, INC.

By:	/s/ Barrett Mooney
Name:	Barrett Mooney
Title:	Chief Executive Officer